Exhibit 99.2

Table of Contents

1.	Introduction	3

2.	Overview and description of the business	3

3.	Outlook	3

4.	Company highlights and financial information	4

5.	Summary of royalty, stream and other interests owned by Versamet	6

6.	Summary of quarterly results	9

7.	Results of operations	10

8.	Liquidity and capital resources	12

9.	Transactions with related parties	14

10.	Outstanding share data	15

11.	Non-IFRS measures	15

12.	Off-balance sheet arrangements	18

13.	Significant estimates and judgments	18

14.	Financial instruments and capital management	19

15.	Other risk factors	21

16.	Internal controls over financial reporting and disclosure controls and procedures	21

17.	Cautionary note regarding forward-looking statements	21

Versamet Royalties	Management’s Discussion & Analysis	2

1.	Introduction

This Management’s Discussion and Analysis (“MD&A”) of Versamet Royalties Corporation (“Versamet” or the “Company”) has been prepared by management as of August 13, 2026, and should be read in conjunction with the Company’s unaudited condensed interim financial statements for the three and six months ended June 30, 2026 and 2025 and related notes thereto which have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, using accounting policies consistent with IFRS Accounting Standards (“IFRS Accounting Standards” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee. Readers are also encouraged to consult the Company’s audited financial statements for the years ended December 31, 2025 and 2024 and the corresponding notes to these financial statements. Unless otherwise specified, all financial information in this MD&A has been prepared in accordance with IFRS. All dollar amounts herein are expressed in U.S. dollars (“USD”), the Company’s functional currency, unless stated. References to C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described under “Other risk factors” and “Cautionary note on forward-looking statements” in this MD&A and the Company’s Annual Information Form filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The head office, principal address and registered office of Versamet is located at Suite 3200, 733 Seymour St, Vancouver, British Columbia, V6B 0S6.

2.	Overview and description of the business

Versamet is a precious metals focused royalty and streaming company with a global portfolio of royalty and streaming assets. The Company is focused on building a diverse portfolio of royalty, streaming, and other interests and, to date, has built a portfolio of 29 mining royalties and streams, ranging from those currently under exploration to those in production and already cash-generating for Versamet.

The Company further expects cash flow to grow over time through exposure (via its royalty, stream and other interests) to potential exploration success, throughput expansions, mine life extensions and new mine builds. By building a diverse portfolio of royalty, stream and other interests, Versamet’s management believes it is maximizing upside potential from strengthening metal prices and resource growth while minimizing downside risk.

Versamet’s current royalties and streams are detailed further below under “5. Summary of royalty, stream and other interests owned by Versamet”. The Company is continually assessing potential opportunities to grow its portfolio of assets through acquisition opportunities, and in doing so is supported by its largest shareholders, B2Gold Corp. (~28%), Tether (~13%), and the Lundin family (~9%).

3.	Outlook

Versamet expects1 2026 attributable GEOs2 to be between 20,000 to 23,000 at an average cash cost margin2 of approximately 93%, with approximately 85% of expected revenue derived from gold and silver. 2026 expected GEOs would represent another record for the Company and more than a 100% year-over-year increase. 2026 GEOs are calculated using consensus prices and based on public forecasts from operators and the Company’s internal estimates.

1.	Statements made in this section contain forward-looking information. Refer to the forward-looking statements section of this MD&A.

2.	See “11. Non-IFRS measures”

Versamet Royalties	Management’s Discussion & Analysis	3

4.	Company highlights and financial information

Operating results for the three and six months ended June 30, 2026

•	Total revenue of $23.7 million and $47.7 million for the three and six months ended June 30, 2026 (2025: $4.8 million and $8.3 million);

•	Record GEOs of 5,255[1] and 10,168[1] for the three and six months ended June 30, 2026 (2025: 1,475[1] and 2,6861);

•	Operating cash flows, excluding working capital changes, of $19.5 million[1] and $39.0 million[1] for the three and six months ended June 30, 2026 (2025: $3.2 million[1] and $4.6 million1);

•	Net income of $4.9 million and $18.7 million for the three and six months ended June 30, 2026 (2025: $0.2 million and $2.0 million); and

•	Adjusted EBITDA of $18.8 million[1] and $37.3 million[1] for the three and six months ended June 30, 2026 (2025: $2.2 million[1] and $3.7 million1).

1.	See “11. Non-IFRS measures”

Strategic events:

Eskay Creek Gold Stream

On April 10, 2026, Versamet completed the acquisition of a 3.52% life of mine gold stream (the “Eskay Creek Gold Stream”) in respect of gold production from the Eskay Creek gold-silver project (“Eskay” or the “Project”) in British Columbia, Canada, owned by Skeena Resources Limited (“Skeena”) from fund entities managed by Orion Resource Partners LP and fund entities managed by affiliates of Blackstone Inc. for total consideration of $360.0 million, comprising $340.0 million in cash and 2,054,906 common shares of the Company (the “Transaction”). Versamet will make ongoing cash payments equal to 10% of the spot gold price for gold ounces delivered to the Eskay Creek Gold Stream. The Eskay Creek Gold Stream is uncapped, with no step-down or buyback provisions.

The Eskay Creek Gold Stream Agreement includes certain contingent provisions. If completion tests (as defined in the Eskay Creek Gold Stream Agreement) are not satisfied by September 30, 2027, the attributable gold stream percentage will increase incrementally to 3.57%, 3.62% and 3.67% if completion is achieved in the first, second or third calendar quarters following that date, respectively, and will increase by a further 0.13% per quarter thereafter until the completion tests are satisfied. In addition, the Eskay Creek Gold Stream Agreement includes a minimum delivery provision whereby, if a cumulative total of 2.61 million ounces of payable gold attributable to the project has not been produced by April 1, 2040, the Company is entitled to a one-time delivery of gold equal to the shortfall relative to such threshold, multiplied by the applicable gold stream percentage at that time.

Eskay is Skeena’s flagship gold–silver development project in the Golden Triangle of northwest British Columbia. It is a restart of a past producing mine that operated from 1994 to 2008, producing approximately 3.3 million ounces of gold and 160 million ounces of silver, and was historically one of the world’s highest-grade precious metals mines at 45 g/t gold and 2,224 g/t silver.

Construction of the Project is 62% complete as of June 30, 2026. In February 2026, Skeena received its Environmental Management Act Permit which marked the completion of the permitting process for Eskay and represents the final regulatory approval required to advance the project into commercial development, with mining operations targeted to restart in Q2 2027. Eskay is expected to produce an average of over 300,000 ounces of gold per year in its first 5 years of operation, providing Versamet an average of over 10,000 ounces of gold per year under the Eskay Creek Gold Stream.

Versamet Royalties	Management’s Discussion & Analysis	4

For more information, please refer to Skeena’s news releases dated November 14, 2023 and February 3, 2026, and Skeena’s corporate presentation dated July 2026.

$250 million Revolving Credit Facility with $100 million Accordion AND $150 MILLION TERM LOAN

On April 2, 2026, the Company amended its credit facility agreement to increase its revolving credit facility (“RCF”) to $250 million and add a new $150 million term loan (together the “Credit Facilities”), arranged by Bank of Montreal (“BMO”), as lead arranger, and National Bank of Canada (“NBC”). The Credit Facilities provide for a $100 million accordion on the RCF once the term loan has been repaid in full. Amounts drawn on the Credit Facilities are subject to interest at adjusted SOFR plus 2.25% to 3.75% per annum. The undrawn portion of the RCF is subject to a standby fee of 0.5063% to 0.8438% per annum, both of which are dependent on the Company’s leverage ratio (as defined in the Credit Facilities agreement). The term loan is repayable in quarterly instalments commencing on June 30, 2026, with a final bullet repayment of $40 million at maturity on March 31, 2028. The RCF matures on March 4, 2029.

The Company drew $190 million on the RCF and $150 million on the term loan to fund the acquisition of the Eskay Creek Gold Stream.

Revenue and Attributable GEO Performance

The following table summarizes the Company’s total revenues from royalty, stream and other interests during the three and six months ended June 30, 2026 and 2025:

In $000s	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Blackwater	610	362	1,224	362
Greenstone gold interest	4,785	3,429	9,925	6,424
Kiaka	8,008	-	16,080	-
Kolpa	2,283	486	4,189	486
Mercedes	746	548	1,547	1,007
Rosh Pinah	6,120	-	11,921	-
Santa Rita	1,181	-	2,815	-
Total revenue	23,733	4,825	47,701	8,279

The following table summarizes the Company’s Attributable GEOs from royalty, stream and other interests during the three and six months ended June 30, 2026 and 2025:

	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Blackwater	135	110	261	110
Greenstone gold interest	1,050	1,050	2,100	2,100
Kiaka	1,777	-	3,434	-
Kolpa	507	148	898	148
Mercedes	166	167	330	328
Rosh Pinah	1,358	-	2,548	-
Santa Rita	262	-	597	-
Total Attributable GEOs[1]	5,255	1,475	10,168	2,686

1.	See “11. Non-IFRS measures”

Versamet Royalties	Management’s Discussion & Analysis	5

5.	Summary of royalty, stream and other interests owned by Versamet

As of the date of this MD&A, Versamet currently owns 29 royalties and streams, of which seven are currently cash-generating for Versamet and an additional one is expected to be cash-flowing in 2026. A description of Versamet’s royalties, streams, and other interests is included below. Versamet does not conduct mining operations on the properties in which it holds a royalty, stream or other interests, and as such it is not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties. Versamet management believes diversification of our royalties and streams, both in terms of project, metal type, and jurisdiction, will be key to the Company’s success, as it is well positioned to take advantage of strengthening metals prices while minimizing downside risk.

A full listing of the Company’s royalty, stream and other interests is presented in the table below:

Project	Location	Details %	Product	Project Ownership
Producing
Blackwater	Canada	0.21 NSR [1]	Au	Artemis Gold Inc.
Greenstone	Canada	1.26 interest [2]	Au	Equinox Gold Corp.
Kiaka	Burkina Faso	2.7 NSR [3]	Au	West African Resources Limited
Kolpa	Peru	95.8 stream [4]	Cu	Endeavour Silver Corp.
Mercedes	Mexico	2.0 NSR	Au, Ag	Highlander Silver Corp.
Rosh Pinah	Namibia	90.0 stream [5]	Ag	Appian Capital Advisory LLP
Santa Rita	Brazil	2.75 NSR	Ni, Cu, Au, Co, PGM	Appian Capital Advisory LLP
Near-term cash flowing
Cuiú Cuiú	Brazil	1.5 NSR [6]	Au, Ag	Cabral Gold Inc.
El Pilar	Mexico	1.0 GRR [7]	Cu	Southern Copper Corp.
Eskay Creek	Canada	3.52 stream [8]	Au	Skeena Resources Limited
Toega	Burkina Faso	2.7 NSR [9]	Au	West African Resources Limited
Vittangi	Sweden	1.0 NSR	Graphite	Talga Group Ltd.
Development
Converse	USA	1.0 NSR	Au, Ag	Roxmore Resources Inc.
Hackett River	Canada	2.0 NSR	Zn, Ag, Cu, Pb, Au	Glencore Canada Corp.
Mason	USA	0.4 NSR	Cu, Au, Mo, Ag	Hudbay Minerals Inc.
PC Silver Mine	Canada	1.2 NSR	Zn, Pb, Ag	Honey Badger Silver Inc.
Pilar	Brazil	1.0 NSR	Au	Pilar Gold Inc.
Exploration
Adi Dairo	Ethiopia	1.0 NSR	Cu, Zn, Au	Sun Peak Metals Corp.
Ajax	Canada	1.5 NSR	Cu, Au, Ag	KGHM / Abacus Mining & Exploration Co.
Bobosso	Cote d’Ivoire	1.0 NSR	Au	Montage Gold Corp.
Del Norte	Canada	1.0 NSR	Au, Ag	Teuton Resources Corp.
Golden Sidewalk	Canada	2.0 NSR	Au	Prosper Gold Corp.
Midas	Canada	1.0 NSR	Au, Ag	Teuton Resources Corp.
Mocoa	Colombia	2.0 NSR	Cu, Mo	Copper Giant Resources Corp.
Nefasit	Ethiopia	1.0 NSR	Cu, Zn, Au	Sun Peak Metals Corp.
Pacaska	Peru	0.5 NSR	Au, Cu	Copper Standard Resources Inc.
Primavera	Nicaragua	1.5 NSR	Au, Cu	Equinox Gold Corp.
Wiluna	Australia	2.0 NSR	Uranium	Toro Energy Limited
Zuun Mod	Mongolia	1.5 NSR	Mo, Cu	Erdene Resource Development Corp.

1.	0.21% net smelter returns royalty applicable to approximately 35–50% of production (Versamet management estimate).

2.	Greater of i) 1.26% of monthly production at Greenstone (100%), or ii) 350 ounces Au, until 63,000 ounces Au have been delivered; gold deliveries subject to per-ounce payments equal to 20% of the prevailing spot gold price at time of delivery.

3.	2.7% NSR royalty (100% basis) until 2.5 Moz Au produced; 0.45% NSR royalty on the next 1.5 Moz Au.

4.	Greater of i) 95.8% of produced copper and ii) 0.03 tonnes of copper per tonne of produced lead until 6,000 tonnes of copper delivered; 71.85% of produced copper until 10,500 tonnes of copper delivered; 47.9% of produced copper thereafter; copper deliveries subject to payments equal to 10% of the spot price.

5.	Payable silver will be calculated as 4,000 ounces of payable silver per million pounds of recovered zinc until the delivery of 250 koz to the stream and 2,850 ounces of payable silver per million pounds of recovered zinc (inclusive of the first 250 koz above) until the earlier of i) the delivery of 1.35 Moz of silver to the stream or ii) December 31, 2028. Subsequently, payable silver will be 90% of the payable silver produced from the mine. Silver deliveries are subject to per-ounce payments equal to 10% of the prevailing spot silver price at the time of delivery.

6.	On the completion of a positive Technical Report, which occurred in September 2025, an advance royalty payment of $250,000 per year commences. Advance royalty payments are creditable against future production royalties

7.	1.0% gross revenue royalty excludes the first 85 Mlbs of payable copper production.

8.	If completion tests are not satisfied by September 30, 2027, the attributable gold stream percentage will increase incrementally to 3.57%, 3.62% and 3.67% if completion is achieved in the first, second or third calendar quarters following that date, respectively. It will increase by a further 0.13% per quarter thereafter until the completion tests are satisfied. Gold deliveries are subject to per-ounce payments equal to 10% of the prevailing spot gold price at the time of delivery.

9.	2.7% NSR royalty (100% basis) until royalty payments total $22.5 million; 0.45% NSR royalty thereafter until 1.5 Moz produced.

Versamet Royalties	Management’s Discussion & Analysis	6

Q2 2026 Portfolio Updates

This section provides updates to the Company’s portfolio of assets. Where there are no material updates in the quarter, no discussion has been included.

Producing assets

Kiaka, Burkina Faso (2.7% NSR)

Kiaka produced 67,571 ounces of gold and sold 65,450 ounces of gold in Q2. West African Resources (“West African”) also held 18,253 ounces of unsold gold bullion at the end of the quarter, which Versamet expects to contribute to GEOs in subsequent quarters. Kiaka is expected to produce between 240,000 and 280,000 ounces of gold in 2026.

On April 21, 2026, West African released an announcement advising of the publication of a decree by the Government of Burkina Faso to acquire an additional 25% of Kiaka for A$175 million.

Versamet royalty is payable on 100% of the production from Kiaka.

For more information, please refer to West African Resources ASX announcements dated April 21, 2026 and July 29, 2026.

Greenstone, Canada (1.26% interest)

Greenstone gold production was 64,656 ounces for Q2 2026, 26% higher compared to the same period in 2025 due to increases of 47% in ore mined and 21% in tonnes processed. In addition, the plant achieved a growing number of days operating above nameplate capacity, with 69% of days exceeding 27,000 tonnes per day in Q2 2026 compared to 51% in Q1 2026. Attributable production from Greenstone totaled 1,050 gold ounces in Q2 2026.

For more information, please refer to Equinox’s news releases dated July 9, 2026.

Rosh Pinah, Namibia (90% silver stream)

In Q2, the Company received silver deliveries of 72,216 ounces from Rosh Pinah, contributing 1,358 GEOs.

On June 29, 2026, Appian Capital Advisory Limited (“Appian”) announced the commissioning of the new SAG mill, the final major processing component of the RP2.0 expansion project. The new SAG mill will double processing throughput to 1.4 million tonnes of ore per annum following mine ramp-up. In addition, the SAG mill has been designed with excess capacity, providing the potential for future production increases. The expanded processing capacity will extend the operation’s economic life and improve resource utilization across the orebody, strengthening Rosh Pinah as a long-life asset. The RP2.0 expansion project continues to advance on schedule with overall construction progress now surpassing 95%.

Versamet Royalties	Management’s Discussion & Analysis	7

For more information, please refer to Appian’s media release dated June 29, 2026.

Blackwater, Canada (0.21% NSR)

Blackwater produced a record 74,063 ounces of gold in Q2 2026, a 20% increase from Q1 2026, driven by higher feed grades, gold recoveries, and mill throughput at the processing plant. Year to date, Blackwater has produced 135,986 ounces of gold and is on track to achieve its full-year production guidance of 265,000 to 290,000 ounces of gold.

On August 4, 2026, Artemis Gold Inc. announced that major works construction had commenced on its EP2 growth project at the Blackwater Mine, including bulk earthworks and completion of the first concrete pour for the ball mill foundations ahead of schedule. EP2, together with Phase 1A, is expected to increase processing throughput capacity by 250%, from 6 Mtpa to 21 Mtpa by Q4 2028, raising gold production to over 500,000 ounces per year.

For more information, please refer to Artemis’s news releases dated July 13, 2026 and August 4, 2026.

Kolpa, Peru (95.8% copper stream)

At Kolpa, a significant portion of the plant expansion was commissioned at the end of Q1 2026, resulting in Q2 2026 throughput of 233,408 tonnes, a substantial increase compared with previous quarters. Copper production for 2026 is expected to be between 650 and 750 tonnes.

For more information, please refer to Endeavour Silver’s news releases dated January 16, 2026 and July 8, 2026.

Development assets

Toega, Burkina Faso (2.7% NSR)

During Q2, construction of the mobile maintenance workshop, office and ancillary infrastructure continued to progress on schedule, with completion expected in Q3. Haul road construction has now been completed, and a preferred local contractor has been selected to undertake ore haulage to Sanbrado. Toega open pit mining activities continued during the quarter using West African’s owner mining equipment. Mining activities continued to focus on pre-production stripping of the stage 1 Toega open pit with some waste movement also undertaken within the stage 2 pit to utilize available free dig material while the explosives supply remains constrained. The stage 1 pit is currently behind schedule, and ore delivery to the Sanbrado mill is expected to be delayed. A 13,500 metre infill drilling program targeting the Toega underground resource is ongoing, with results expected to be reported in Q3.

For more information, please refer to Western African’s ASX announcement dated July 29, 2026.

Cuiú Cuiú, Brazil, 1.5% NSR

On August 13, 2026, Cabral Gold Inc. (“Cabral Gold”) provided an update on construction and commissioning activities at Cuiú Cuiú. Construction of the wet processing circuit is more than 90% complete. The ADR leach processing plant has arrived on site and electrical installation is over 90% complete with commissioning in progress. Cabral Gold received the operating license from the Para State environmental authority and the mining of gold-in-oxide ore and stacking on the first pad is in process. First gold production is now targeting September, an estimated six weeks ahead of schedule with ramp up to full production planned during Q4 2026.

Versamet Royalties	Management’s Discussion & Analysis	8

For more information, please refer to Cabral Gold's news release dated August 13, 2026.

El Pilar, Mexico, 1% GRR

On July 21, 2026, Southern Copper Corp. announced that the El Pilar project has obtained the necessary environmental permits and will begin early site preparation works in September 2026 to develop energy lines, water pipelines, roads, workers accommodation, etc. Project construction will commence in the first quarter of 2027, and production is expected to begin in the second half of 2029. The project’s copper oxide mineralization contains estimated proven and probable reserves of 317 million tonnes of ore, with an average copper grade of 0.25% and a life of mine of 18 years. It is expected to operate as an open-pit mine with an annual production capacity of 36,000 tons of copper cathode.

For more information, please refer to Southern Copper Corp’s news release dated July 21, 2026.

6.	Summary of quarterly results

The following table is a summary of the Company’s financial results and position for the 8 most recently completed quarters:

	Three months ended
In $000s1, except GEO and share amounts	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024
Total revenue	23,733	23,968	18,364	8,118	4,826	3,454	3,249	3,178
Attributable GEOs[2]	5,255	4,913	4,430	2,699	1,475	1,211	1,232	1,288
Average realized gold price per ounce	4,516	4,878	4,145	3,451	3,272	2,853	2,636	2,468
Average cash cost per attributable GEO[2]	336	372	298	323	500	495	449	403
Average cash cost margin[2]	93%	92%	93%	91%	84%	83%	83%	84%
Net income (loss)	4,898	13,757	15,059	3,319	170	1,784	(7,261)	3,864
Other comprehensive income (loss)	122	55	(27)	545	(325)	52	(120)	(55)
Basic earnings (loss) per share	0.05	0.14	0.16	0.04	0.00	0.02	(0.08)	0.04
Diluted earnings (loss) per share	0.04	0.13	0.16	0.03	0.00	0.02	(0.08)	0.04
Weighted average shares (basic)	107,806,492	99,874,905	92,986,121	92,971,426	92,744,605	92,414,345	92,311,790	89,427,398
Weighted average shares (diluted)	111,091,415	103,526,371	96,501,540	95,738,461	94,457,830	94,004,406	92,311,790	90,776,823
Total assets	788,212	425,809	418,008	400,448	269,830	231,693	230,249	240,234
Long-term liabilities	341,091	59,194	151,172	158,485	55,647	2,123	2,070	5,356
Operating cash inflows before working capital changes[2]	19,450	19,500	13,929	6,136	3,209	1,411	1,137	2,004
Cash flows per share before working capital changes[2]	0.18	0.20	0.15	0.07	0.03	0.02	0.01	0.02
EBITDA[2]	17,854	25,632	28,574	7,614	8,073	3,414	(7,848)	6,682
Adjusted EBITDA[2]	18,813	18,462	13,626	5,715	2,220	1,486	1,417	1,639

1.	Sum of all the quarters may not add up to the annual total due to rounding.

2.	See “11. Non-IFRS measures”.

Versamet Royalties	Management’s Discussion & Analysis	9

As a result of the transaction with B2Gold which closed in two tranches: June 5, 2024 and August 13, 2024, in which the Company acquired a portfolio of royalty assets in return for common shares, the total asset balance and the weighted average common shares balance increased in Q3 2024. Long-term liabilities reduced and weighted average shares outstanding increased during Q3 2024, as in conjunction with the second tranche of the transaction closing in August 2024, B2Gold subscribed for $7.5 million in common shares, the proceeds of which, along with $1.2 million of the Company’s cash balance, were used to pay down $8.7 million of the RCF.

Revenues increased in Q2 2025 due to sales from the producing Kolpa copper stream, which was purchased in Q2 2025, and royalty revenue from the Blackwater mine, which declared commercial production on May 1, 2025.

Total assets and liabilities increased in Q2 2025 due to the Kolpa copper stream acquisition, which was funded by drawdown on the RCF. Funds from the RCF were also used to repay the Beedie Convertible Loan fully; the RCF is recognized as a long-term liability. As a result of prepaying the Beedie Convertible Loan, the Company recognized $2.4 million of non-recurring prepayment fees and $3.3 million of accelerated accretion in finance expense, which negatively impacted net income in the period. The increase in finance expense was partially offset by a gain of $3.2 million from the derecognition of the Beedie convertible debt derivative liability as a result of the repayment of the Beedie Convertible Loan.

Revenues and net income increased in Q3 2025 compared to previous quarters due to inaugural royalty revenue from the Kiaka and Santa Rita mines and ramp-up at the Blackwater mine, in addition to higher average realized gold prices.

Total assets and long-term liabilities increased in Q3 2025 due to the acquisitions of the Rosh Pinah silver stream and Santa Rita royalty, which were funded by a drawdown on the Company’s Credit Facilities. The Company repaid $6.0 million of the amounts drawn on the RCF in Q4 2025.

Revenues and net income increased in Q4 2025 compared to previous quarters due to the ramp-up of mining operations at Kiaka, the first full quarter of revenue from the Santa Rita royalty, the inaugural delivery from the Rosh Pinah silver stream, and higher realized commodity prices. Net income further increased due to a $18.5 million fair value gain on the Company’s Greenstone gold interest, primarily driven by an increase in consensus gold prices.

Revenues and net income increased in Q1 2026 due to higher production at Kiaka, an increase in silver deliveries from Rosh Pinah and higher realized commodity prices. Net income of $13.8 million decreased from Q4 2025 due to a lower fair value gain on the Company’s Greenstone gold interest as compared to the previous quarter, offset by higher gross profit and lower finance costs due to lower average amounts outstanding on the Company’s Credit Facilities.

Total assets and liabilities increased in Q2 2026 due to the Eskay Creek Gold Stream acquisition, funded by a $340.0 million drawdown on the Credit Facilities. Revenues were consistent with Q1 2026, and higher than in previous quarters, driven by higher production from Kiaka as ramp-up continued and increased silver deliveries from Rosh Pinah, partially offset by lower realized gold prices compared to Q1 2026. Net income was lower than Q1 2026 due to a smaller fair value gain on the Company’s Greenstone gold interest, as forward gold prices declined.

Versamet Royalties	Management’s Discussion & Analysis	10

7.	Results of operations

Revenue

Total revenue was $23.7 million and $47.7 million during the three and six months ended June 30, 2026 (2025: $4.8 million and $8.3 million). The significant increase from the prior corresponding periods reflects additional paying assets in 2026 compared to 2025 and higher realized commodity prices. Refer to the “5. Summary of royalty and other interests owned by Versamet” for commentary on producing assets.

Operating expenses (income)

In $000s	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Cost of sales, excluding depletion	5,599	3,490	11,529	6,485
Depletion	4,142	661	8,148	899
Administrative expenses	3,093	1,342	6,692	2,701
Change in fair value of Greenstone gold interest	(2,876)	(5,433)	(14,148)	(9,644)
Total operating expenses	9,958	60	12,221	441

The increase in costs of sales year-on-year, excluding depletion, was primarily driven by the contractual purchase price for silver and copper delivered under the Kolpa and Rosh Pinah streams, which were acquired in April 2025 and September 2025, respectively, and an increase in non-cash partial settlement of the Greenstone gold interest related to higher margins on gold sales as a result of a rising gold price compared to the prior corresponding periods.

The increase in depletion expense reflects the additional producing streams and royalties in 2026 compared to the prior corresponding periods.

Administrative expenses increased as the Company’s administrative and corporate development processes evolve and grow to steward our expanded asset base. Notably, the Company incurred Toronto Stock Exchange and Nasdaq listing fees in 2026, with Versamet initially listing on the TSX Venture Exchange in May 2025, and incurred additional travel, conference, and marketing costs as the focus turned to raising the Company’s capital markets profile in 2026.

There were gains recognized on the Greenstone gold interest during all periods. The change in value is largely driven by the forward gold price, which continued to increase over 2025 and remained elevated in 2026, and the impact of unwinding discounted cash flows over time.

Other expenses (income) and taxation

In $000s	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Change in fair value of convertible debt derivative liability	-	(3,173)	-	(3,285)
Finance and interest expense	6,792	6,592	8,920	7,220
Foreign exchange	63	527	142	536
Interest income	(80)	(13)	(109)	(24)
Total other expenses	6,775	3,933	8,953	4,447
Income tax expense in net income	2,102	662	7,872	1,437

Versamet Royalties	Management’s Discussion & Analysis	11

In Q2 2025, the Beedie Convertible Loan was fully repaid; consequently, the convertible debt derivative liability was extinguished, meaning there was no change in fair value in 2026.

The increase in finance and interest expense primarily relates to higher amounts drawn on the Credit Facilities to fund the purchase of the Eskay Creek Gold Stream, which were partially offset by $2.4 million of non-recurring prepayment fees and $3.3 million of accelerated accretion in finance expense as a result of the repayment of the Beedie Convertible Loan in Q2 2025.

Foreign exchange movements in 2026 are primarily due to the revaluation of Canadian-dollar cash on hand and working capital. The comparative periods also include movements from revaluing the Canadian-denominated Beedie Convertible Loan into US dollars, the Company’s functional currency, which was repaid in Q2 2025.

The Company recognized a tax expense of $7.9 million during the six months ended June 30, 2026 (2025: $1.4 million), comprising deferred tax expense of $7.5 million (2025: $1.2 million) and current tax expense of $0.4 million (2025: $0.3 million). The increase in current period deferred tax expense was primarily driven by a greater increase in the fair value of the Greenstone gold interest during the period, resulting in future income tax expense, and the utilization of non-capital losses due to profitability compared with estimated taxable losses in the comparable periods. The current tax expense in the current and comparative periods relates to withholding taxes on royalty revenue earned from certain foreign royalties.

8.	Liquidity and capital resources

As at June 30, 2026, the Company had a cash balance of $13.2 million. As of the date of this MD&A, the Company has seven revenue-generating royalties and streams, which, together with the Company’s working capital, provide sufficient cash for Versamet to cover all operating expenses, working capital requirements, and debt repayments for at least 12 months from June 30, 2026.

Cash flows

Quarter ended June 30, 2026, compared to June 30, 2025:

During the quarter ended June 30, 2026, the Company’s cash balance increased by $7.1 million. This increase was primarily due to: $23.7 million in revenue inflows, $1.8 million in cash payments for metal delivered under streams included within cost of sales, and $2.3 million in cash operating expenses. The Company also saw a $0.9 million inflow related to working capital. The Company drew $340.0 million on the Credit Facilities to fund the $340.0 million cash portion of the Eskay Creek Gold Stream acquisition, of which $10.0 million was repaid in the quarter. The Company received net proceeds of $3.0 million from a private placement and paid $5.1 million in cash interest charges on outstanding debt and $0.6 million in commitment fees related to amendments to the Credit Facilities. Additionally, the Company paid $0.2 million in cash withholding taxes.

During the quarter ended June 30, 2025, the Company’s cash balance increased by $0.2 million. This increase was primarily due to: $4.8 million in revenue inflows, $0.7 million in cash payments for metal delivered under streams included within cost of sales, and $0.7 million in cash operating expenses. The Company drew net $53.0 million on the Credit Facilities to fund the $35.0 million acquisition of the Kolpa stream and the $16.4 million repayment of the Beedie Convertible Debt. The Company also incurred $3.6 million of financing costs, primarily $2.4 million in non-recurring prepayment fees for the early repayment of the Beedie Convertible Debt, $0.8 million in cash interest charges on debt outstanding, and $0.3 million in commitment fees related to the amendment of the Company’s revolving credit facility. Further, the Company paid $0.1 million in cash taxes.

Versamet Royalties	Management’s Discussion & Analysis	12

Six months ended June 30, 2026, compared to June 30, 2025:

During the six months ended June 30, 2026, the Company’s cash balance increased by $9.5 million. This increase was primarily due to: $47.7 million in revenue inflows, $3.6 million in cash payments for metal delivered under streams included within cost of sales, and $4.7 million in cash operating expenses. The Company also recorded a $3.3 million working capital outflow. The Company drew $340.0 million on the Credit Facilities to fund the $340.0 million cash portion of the Eskay Creek Gold Stream acquisition. The Company repaid $136.0 million on the Credit Facilities, primarily from net proceeds of $117.4 million from the Offering and private placements and cash generated from operations. The Company paid $7.1 million in cash interest charges on outstanding debt and $0.8 million in commitment fees related to amendments to the Credit Facilities. Additionally, the Company paid $0.4 million in cash withholding taxes.

During the six months ended June 30, 2025, the Company’s cash balance decreased by $0.4 million. This decrease was primarily due to: $8.3 million in revenue inflows, $1.3 million in cash payments for metal delivered under streams included within cost of sales, and $2.1 million in cash operating expenses. The Company recorded a $1.7 million outflow related to working capital. The Company drew net $52.0 million on the Credit Facilities to fund the $35.0 million acquisition of the Kolpa stream and the $16.4 million repayment of the Beedie Convertible Debt. The Company also incurred $3.8 million in financing costs, including $2.4 million in non-recurring prepayment fees for the early repayment of the Beedie Convertible Debt, $1.1 million in cash interest charges on outstanding debt, and $0.3 million in commitment fees related to the Credit Facilities. Further, the Company paid $0.3 million in cash taxes.

Debt

Credit Facility

On September 24, 2025, the Company amended its credit facility agreement to increase its RCF to $100 million with a $25 million accordion feature and add a new $80 million term loan facility arranged by BMO and NBC. Amounts drawn were subject to interest at SOFR plus 2.25% to 3.50% per annum, and the undrawn portion of the RCF was subject to a standby fee of 0.5063% to 0.7875% per annum, both of which are dependent on the Company’s leverage ratio. The term loan was repayable in quarterly instalments of $7.5 million commencing on March 31, 2026, with a final bullet payment of $20 million at maturity on March 31, 2028. The RCF was scheduled to mature on April 30, 2028.

On March 4, 2026, the Company amended its credit facility agreement to increase its RCF to $200 million with a $25 million accordion feature and retired the term loan, which was fully repaid from proceeds from the Offering and private placement.

On April 2, 2026, the Company amended its credit facility agreement to increase its RCF to $250 million and add a new $150 million term loan (together the “Credit Facilities”), arranged by BMO and NBC. The Credit Facilities provide for a $100 million accordion on the RCF once the term loan has been repaid in full. Amounts drawn on the Credit Facilities are subject to interest at adjusted SOFR plus 2.25% to 3.75% per annum. The undrawn portion of the RCF is subject to a standby fee of 0.5063% to 0.8438% per annum, both of which are dependent on the Company’s leverage ratio (as defined in the Credit Facilities agreement). The term loan is repayable in quarterly instalments commencing on June 30, 2026, with a final bullet repayment of $40 million at maturity on March 31, 2028. The RCF matures on March 4, 2029.

The Company had principal outstanding amounts of $375 million under the Credit Facilities as of the date of this MD&A.

Versamet Royalties	Management’s Discussion & Analysis	13

Commitments and contractual obligations

The following table shows the Company’s contractual obligations as they fall due as at June 30, 2026:

In $000s	Within 1 year $	1–5 years $	Over 5 years $	Total June 30, 2026 $
Trade and other payables	2,570	-	-	2,570
Credit facilities [1]	76,775	358,095	-	434,870
Total	79,345	358,095	-	437,440

1.	The estimated interest amounts related to the Credit Facilities are included in the table above.

The Company has no other liabilities other than those presented in the table above or discussed elsewhere in this MD&A and has no commitments for capital expenditures or contractual obligations. The Company intends to grow through the acquisition of additional royalties, streams and other interests; however, capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company’s growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

9.	Transactions with related parties

Related parties are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, either directly or indirectly. Related parties of the Company include the members of the Board of Directors, officers of the Company, close family members of these individuals, and any companies controlled by these individuals.

Sandstorm

Sandstorm was a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative to the Company’s board of directors.

On October 20, 2025, Sandstorm was acquired by Royal Gold Inc. (“Royal Gold”) and Royal Gold became a related party through its acquired share ownership in the Company. Royal Gold subsequently sold its shares in Versamet to Tether Investments and Nemesia S.à.r.l (“Nemesia”), a company controlled by trusts of the Lundin family, and Royal Gold ceased to be a related party.

Tether Investments

Tether Investments is considered to be a related party of the Company as a result of its significant influence through its share ownership in the Company and its ability to nominate a representative for election to the Company’s board of directors.

During the six months ended June 30, 2026, Tether Investments has completed two non-brokered private placements, to which the Company has sold 1,891,539 common shares for net proceeds of $19.0 million, pursuant to the exercise of Tether Investments’ participation rights in the public offering and shares issued for the Eskay Creek Gold Stream acquisition.

Versamet Royalties	Management’s Discussion & Analysis	14

B2Gold

Effective June 5, 2024, B2Gold was considered to be a related party of the Company as a result of Versamet being an associate of this entity (as a result of their share ownership in the Company) and the ability of B2Gold to nominate a representative to the Company’s board of directors.

Compensation of Key Management Personnel

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company as a whole, including its Board of Directors. Compensation for key management personnel of the Company was as follows:

In $000s	3 months ended June 30, 2026 $	3 months ended June 30, 2025 $	6 months ended June 30, 2026 $	6 months ended June 30, 2025 $
Salaries and benefits	453	110	908	1,025
Share-based compensation	650	333	1,611	234
Total	1,103	443	2,519	1,259

10.	Outstanding share data

As at the date of this MD&A, the Company had 108,829,507 Common Shares outstanding, 2,605,407 stock options outstanding with a weighted average exercise price of C$3.70, 1,090,631 outstanding restricted share units and no performance-based restricted share units. Of the total Common Shares issued, 395,914 are being held in escrow subject to certain milestones being met with respect to the El Pilar royalty asset; in the event such milestones are not met, these Common Shares are returned to Versamet.

11.	Non-IFRS measures

This MD&A refers to certain non-IFRS measures, including (i) Attributable Gold Equivalent Ounces, (ii) average cash cost per Attributable Gold Equivalent Ounce (iii) average cash cost margin (iv) cash flows from operating activities before working capital changes (v) cash flows from operating activities before working capital changes per share (vi) EBITDA and (vii) Adjusted EBITDA (the “Non-IFRS Measures”). The Non-IFRS measures are not standard measures under IFRS and the Company’s method of calculating the Non-IFRS Measures may differ from the methods used by other issuers. Therefore, the Company’s Non-IFRS measures may not be comparable to similar measures presented by other issuers. See below for a description of each non-IFRS measure and a reconciliation to the nearest IFRS measure for the period.

Attributable Gold Equivalent Ounces is calculated by converting the Company’s royalty revenue and stream sales to a GEO basis by dividing the royalty revenue plus stream sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable GEOs sold includes the GEOs from the Company’s royalty revenue and stream sales, plus the gold ounces sold from the Greenstone gold interest and Santa Rita royalty amounts received related to the period between the effective date of the contract and closing of the agreement, which have been treated as an adjustment to the purchase consideration for accounting. Management believes that adjusting for these amounts more accurately depicts GEOs attributable to the Company. The Company presents Total Attributable GEOs as it believes that this is useful information to allow investors to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Versamet Royalties	Management’s Discussion & Analysis	15

For the three months ended:

Revenue in $000s	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024
Revenue	23,733	23,968	18,364	8,118	4,826	3,454	3,249	3,178
Divided by:
Average realized gold price per ounce	4,516	4,878	4,145	3,451	3,272	2,853	2,636	2,468
	5,255	4,913	4,430	2,354	1,475	1,211	1,232	1,288
Santa Rita Adjustment	-	-	-	345	-	-	-	-
Total Attributable GEOs	5,255	4,913	4,430	2,699	1,475	1,211	1,232	1,288

For the six months ended:

(in USD, except Total Attributable GEOs)	Jun. 30, 2026	Jun. 30, 2025
Revenue	47,701	8,279
Divided by:
Average realized gold price per ounce	4,691	3,082
Total Attributable GEOs	10,168	2,686

Average cash cost per Attributable GEO is calculated by dividing the Company’s cost of sales, excluding depletion and other non-cash cost of sales by the number of Attributable GEOs (described above). The Company presents average cash cost per Attributable GEO because it believes this is useful for investors to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Average cash cost margin is calculated by dividing the difference between the Average realized gold price per ounce and the Average cash cost per Attributable GEO by the Average realized gold price per ounce. The Company presents average cash cost margin as it believes that this is useful information to allow investors to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

For the three months ended:

Cost of sales amounts in $000s	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024
Cost of sales (excluding depletion)	5,599	5,930	4,852	3,769	3,490	2,995	2,765	2,593
Less: non-cash cost of sales related to Greenstone interest	(3,835)	(4,102)	(3,534)	(2,897)	(2,753)	(2,396)	(2,212)	(2,075)
Cash cost of sales	1,764	1,828	1,318	872	737	599	553	518
Divided by:
Total Attributable GEOs	5,255	4,913	4,430	2,699	1,475	1,211	1,232	1,288
Average cash cost per Attributable GEO	336	372	298	323	500	495	449	403
Average cash cost margin	93%	92%	93%	91%	84%	83%	83%	84%

For the six months ended:

(in USD, except Total Attributable GEOs)	Jun. 30, 2026	Jun. 30, 2025
Cost of sales (excluding depletion)	11,529	6,485
Less: non-cash cost of sales related to GPA	(7,937)	(5,149)
Cash cost of sales	3,592	1,336
Divided by:
Total Attributable GEOs	10,168	2,686
Average cash cost per Attributable GEO	353	498
Average cash cost margin	92%	84%

Versamet Royalties	Management’s Discussion & Analysis	16

Cash flow from operating activities before working capital changes is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital (being trade and other receivables and prepaid assets and trade and other payables) to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities before changes in non-cash working capital as it believes this presents a useful measure of the Company’s ability to generate cash to cover operating expenses from its cash-flowing royalties.

Cash flows from operating activities before working capital changes per share is calculated by dividing the cash flow from operating activities before working capital changes by the weighted average number of Common Shares of the Company outstanding during the period. The Company presents cash flows from operating activities before changes in non-cash working capital on a per-share basis because it believes this provides a useful measure for shareholders to evaluate the Company’s performance.

For the three months ended:

In $000s, except for share and per share amounts	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024
Cash flows provided by operating activities	20,295	15,389	9,728	4,255	2,310	652	2,103	1,878
Working capital changes	(845)	4,111	4,201	1,881	899	759	(967)	126
Cash flows from operations before working capital changes	19,450	19,500	13,929	6,136	3,209	1,411	1,136	2,004
Weighted average ordinary shares outstanding	107,806,492	99,874,905	92,986,121	92,971,426	92,744,605	92,414,345	92,311,790	89,427,398
Cash flows from operations before working capital changes per share	0.18	0.20	0.15	0.07	0.03	0.02	0.01	0.02

For the six months ended:

In $000s, except for share and per share amounts	Jun. 30, 2026	Jun. 30, 2025
Cash flows provided by operating activities	35,684	2,962
Working capital changes	3,266	1,658
Cash flows from operations before working capital changes	38,950	4,620
Weighted average ordinary shares outstanding	103,862,609	92,560,149
Cash flows from operations before working capital changes per share	0.38	0.05

EBITDA refers to earnings (or loss) determined in accordance with IFRS, before finance and interest expense, interest income, income tax expense (recovery) and depreciation (including depletion) and amortization. This measure is used by management and investors to determine the ability of an issuer to generate cash from operations. Management believes this measure is a useful supplemental measure from which to determine the Company’s ability to generate cash available for working capital requirements, investment expenditures and income taxes.

Adjusted EBITDA adjusts EBITDA to exclude any non-cash cost of sales, impairment charges and gains/loss on assets and liabilities which are market-to-market each reporting period. Management believes this measure is a useful supplemental measure from which to determine the Company’s ability to generate cash available for working capital requirements, investment expenditures and income taxes.

Versamet Royalties	Management’s Discussion & Analysis	17

For the three months ended:

In $000s	Jun. 30, 2026	Mar. 31, 2026	Dec. 31, 2025	Sep. 30, 2025	Jun. 30, 2025	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024
Net income (loss)	4,898	13,757	15,059	3,319	170	1,784	(7,261)	3,864
Finance and interest expense	6,792	2,128	3,629	1,313	6,592	628	669	802
Income taxes	2,102	5,770	6,384	1,449	662	775	(1,408)	1,825
Interest income	(80)	(29)	(152)	(91)	(13)	(11)	(18)	(35)
Depletion	4,142	4,006	3,654	1,624	662	238	170	226
EBITDA	17,854	25,632	28,574	7,614	8,073	3,414	(7,848)	6,682
Non-cash cost of sales – Greenstone gold interest	3,835	4,102	3,534	2,897	2,753	2,396	2,212	2,075
Change in fair value of Greenstone gold interest	(2,876)	(11,272)	(18,482)	(4,796)	(5,433)	(4,212)	(1,099)	(6,624)
Change in fair value of derivative liability	-	-	-	-	(3,173)	(112)	(198)	(494)
Adjustment for Impairment of royalty interest	-	-	-	-	-	-	8,350	-
Adjusted EBITDA	18,813	18,462	13,626	5,715	2,220	1,486	1,417	1,639

For the six months ended:

	Jun. 30, 2026 $	Jun. 30, 2025 $
Net income	18,655	1,954
Finance and interest expense	8,920	7,220
Income taxes	7,872	1,437
Interest income	(109)	(24)
Depletion	8,148	899
EBITDA	43,486	11,486
Non-cash cost of sales – Greenstone gold interest	7,937	5,149
Change in fair value of Greenstone gold interest	(14,148)	(9,644)
Change in fair value of derivative liability	-	(3,285)
Adjusted EBITDA	37,275	3,706

12.	Off-balance sheet arrangements

The Company did not have any off-balance sheet arrangements as at June 30, 2026 or December 31, 2025.

13.	Significant estimates and judgments

The preparation of the financial statements in conformity with IFRS required management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the Company’s financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

Significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the annual financial statements as at and for the year ended December 31, 2025.

Versamet Royalties	Management’s Discussion & Analysis	18

14.	Financial instruments and capital management

As at June 30, 2026 and December 31, 2025, the Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, the Greenstone gold interest, trade and other payables and the Credit Facilities. The Company classifies cash and cash equivalents and trade and other receivables as financial assets held at amortized cost; the Company holds its investments at FVTOCI. The Company classifies trade and other payables and the Credit Facilities as other financial liabilities held at amortized cost. The Greenstone gold interest is carried at FVTPL.

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are below:

Level 1 — fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 — fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 — fair values based on inputs for the asset or liability that are not based on observable market data.

The following tables set forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2026 and December 31, 2025.

As at June 30, 2026:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,148	1,148	-	-
Greenstone gold interest	89,839	-	-	89,839
Total	90,987	1,148	-	89,839

As at December 31, 2025:

In $000s	Total $	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $
Investments	1,011	1,011	-	-
Greenstone gold interest	83,628	-	-	83,628
Total	84,639	1,011	-	83,628

The fair value of the Company’s other financial instruments, which include cash and cash equivalents, trade and other receivables, and trade and other payables, approximates their carrying values at June 30, 2026 and December 31, 2025 due to their short-term nature. The fair value of the Company’s Credit Facilities, which is measured using Level 2 inputs, approximates its carrying value as it has a floating interest rate and the Company’s credit spread has remained approximately consistent. There were no transfers between the levels of the fair value hierarchy during the period ended June 30, 2026 and the year ended December 31, 2025.

Versamet Royalties	Management’s Discussion & Analysis	19

The risk exposure arising from these financial instruments is summarized as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying value of its cash and cash equivalents and trade and other receivables. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Versamet’s royalty and other assets portfolio. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and holds its cash with a highly rated Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to have in place a planning and budgeting process to ensure that it will have sufficient liquidity to meet liabilities when due in the normal course of operations. In assessing liquidity risk, the Company takes into account its cash and expected income from royalties, streams and the Greenstone gold interest.

Market risk

Market risk is the risk that changes in market prices, such as commodity price risk, foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings or financial instruments.

Commodity price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Commodity prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control.

Financial instruments that impact net income and total comprehensive income of the Company due to currency fluctuations include cash and cash equivalents, investments, and trade and other payables denominated in Canadian dollars. Based on the Company’s Canadian dollar monetary assets and monetary liabilities as at June 30, 2026, a 10% increase or decrease in the Canadian dollar relative to the United States dollar would have an approximate impact of $nil on net income and $0.1 million on total comprehensive income as at June 30, 2026.

The Company is exposed to commodity price movements as a result of the Greenstone interest. The Company holds the Greenstone gold interest at FVTPL. The fair value is calculated using a series of inputs into a discounted cash flow, including the gold price. A 10% increase or decrease in the gold price used in the valuation as at June 30, 2026 would increase or decrease net income and total comprehensive income by $8.9 million.

Capital management

The Company manages its capital structure and adjusts it, based on the funds available to the Company, to support its’ activities, continue as a going concern and maximize its return to stakeholders. The Company considers capital to be all accounts in equity and all borrowings of the Company. The Company is subject to certain covenants under the Credit Facilities; at June 30, 2026, the Company was in compliance with all covenants. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of management to maintain an appropriate liquidity profile to allow management to execute on its strategic plan. Additional funds may be required to finance the Company’s operations in the future.

Versamet Royalties	Management’s Discussion & Analysis	20

15.	Other risk factors

The Company’s business and future prospects are subject to significant risks. For details of these risks, please refer to the risk factors under the heading “Risk Factors” in the Company’s Annual Information Form dated March 31, 2026 as filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

16.	Internal controls over financial reporting and disclosure controls and procedures

Internal Controls over Financial Reporting

Management, with the participation of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.

The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information is identified and that information required to be disclosed by the Company in reports that the Company files or submits is recorded, processed, summarized and reported within the time periods specified in the securities legislation. The CEO and its CFO have evaluated whether there were changes to the DC&P during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the DC&P. No such changes were identified through their evaluation.

17.	Cautionary note regarding forward-looking statements

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to future events or future performance of Versamet, disclosure regarding any payments to be paid to Versamet by property owners or operators of mining projects pursuant to net smelter returns and other royalty or other interests and agreements of Versamet, management’s expectations regarding Versamet’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, revenue, future demand for and prices of commodities, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Versamet Royalties	Management’s Discussion & Analysis	21

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty agreements; fluctuations in the value of the U.S. dollar and any other currency in which revenue may be generated, relative to the Canadian dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which the Company holds a royalty, stream or other interest are located or through which they are held, risks related to the operators of the properties in which the Company holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by the Company; reduced access to debt and equity capital for the Company; financial difficulties or inability to access debt and equity capital by the mine operators of the properties on which the company holds a royalty, stream or other interest, litigation; title, permit or license disputes related to interests on any of the properties in which the Company holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; the ability to maintain adequate controls as required by law; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds a royalty, stream or other interest; the possibility that actual mineral content may differ from the Reserves and Resources contained in technical reports; rate and timing of production differences from Resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which the Company holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious diseases such as COVID-19; the integration of acquired assets; as well as other factors identified and as described in more detail in this MD&A.

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; the world-wide economic and social impact of a pandemic; integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Versamet Royalties	Management’s Discussion & Analysis	22

Although Versamet has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenues from royalty, stream and other interests, other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Versamet disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for purposes other than those for which it is disclosed herein.

Except where otherwise stated, the disclosure in this MD&A relating to properties and operations in which Versamet holds a royalty, stream or other interest is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Versamet. Specifically, as a royalty or stream holder, Versamet has limited, if any, access to properties on which it holds royalties, streams or other interests in its asset portfolio. The Company may from time to time receive operating information from the owners and operators of the mining properties, which it is not permitted to disclose to the public. Versamet is dependent on, (i) the operators of the mining properties and their qualified persons to provide information to Versamet, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which the Company holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some reported public information in respect of a mining property may relate to a larger property area than the area covered by Versamet’s royalty or other interests. Versamet’s royalty, stream or other interests may cover less than 100% of a specific mining property and may only apply to a portion of the publicly reported Mineral Reserves, Mineral Resources and / or production from a mining property.

Qualified Persons

The scientific and technical information contained in this MD&A has been reviewed and approved by Diego Airo, P.Eng, Executive Vice President of Evaluations for Versamet and a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Airo is a Qualified Person as defined in the National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Technical Information

Unless otherwise stated, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. Inferred mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility.

Versamet Royalties	Management’s Discussion & Analysis	23